Contact

www.linkedin.com/in/bryon-white-b9b172b0 (LinkedIn)

Top Skills

Marketing Strategy
Business Development
Entrepreneurship

Languages

Spanish
English

Honors-Awards

2021 SFA Leadership Award for Citizenship
2022 Inno Fire Award
2022 40 Under 40 Daytona Beach News-Journal
Winner, 2017 UCF Joust New Venture Competition
Winner, 2018 Rally Social Enterprise Accelerator

Bryon White

Founder in CPG/AG | Venture Builder specializing in vertical integration, regenerative agriculture, Omni-channel. Aspiring renaissance man, proud dad, total plant nerd and recovering Law Enforcement Officer.

New Smyrna Beach, Florida, United States

Summary

I'm an entrepreneur obsessed with social enterprise and culture, equipped with a decade of experience in the CPG industry, native agriculture, and indigenous food system (re)development. I'm always looking at ways to make the world a better place through the choices we make as consumers, business owners, and human beings. Let's make something great, together!

Experience

Builders + Backers

Venture Builder
January 2023 - Present (5 months)
Arlington, Virginia, United States

Helping to democratize entrepreneurship through our Idea Accelerator- providing the resources and mentorship ideas need to grow into scalable ventures that can change the World.

Ilex Organics

CEO, President & Co-founder
November 2020 - Present (2 years 7 months)
Greater Orlando

Chief Executive Officer, President and Co-founder of Ilex Organics' flagship brands of Yaupon Holly products, Yaupon Brothers American Tea and Yazoo Yaupon.

Yaupon Brothers American Tea

7 years 7 months

CEO
November 2015 - Present (7 years 7 months)
Edgewater, Florida

Co-Founder
November 2015 - Present (7 years 7 months)
Orlando, Florida Area

A forward thinking CPG firm, making excellent products from native plants. We're showing the world that sustainability, conservation, & business, are not mutually exclusive.

Yazoo Yaupon
Co-Founder
December 2020 - March 2023 (2 years 4 months)
Clarksdale, Mississippi, United States

Fostering inclusion, transformation, and revitalization in the Mississippi Delta with the amazing Yaupon Holly- America's only native caffeinated plant!

Volusia County Government
Captain
February 2015 - January 2019 (4 years)

Yaupon Asi Tea
Founding President/ CEO
December 2011 - November 2015 (4 years)
Edgewater, Florida

Yaupon Tea Pioneer working to promote the American-Native Yaupon Holly as an uplifting alternative to coffee and tea.

Volusia County Beach Safety
Senior Lifeguard/ LEO/EMT
July 2009 - February 2015 (5 years 8 months)

Education

Loyola University New Orleans
Master's Degree, Criminal Justice Administration · (2010 - 2012)

University of Central Florida
Bachelor of Science (B.S.) Law, Legal Studies · (2005 - 2009)